13D Filing

Name of Issuer: Northland Cranberries Inc.

Class of Securities: Common

Cusip #: 666499-10-8

Name of Filer: James T. Kelly

Date of Event: 1-2-01

Address: 218 4th Avenue Newtown Square, PA 19063

Source of Funds: PF - Personal Funds

Citizenship: US

Shares owned: 1,466,614

Percent of Class: 7.21%

Type of Reporting Person: Individual